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                                                                   EXHIBIT T3B.2

                      CERTIFICATE OF AMENDMENT OF BYLAWS OF

                            PEREGRINE SYSTEMS, INC.

         Kathyrn Vizas, the Secretary of Peregrine Systems, Inc., a Delaware corporation (the "Company"), hereby certifies that by resolution of the Board of Directors dated and effective as of February 24, 2003, the Company's Board of Directors amended Sections 3.2 and 3.9 of the Company's Bylaws. Section 3.2 of the Company's Bylaws shall in its entirety read as follows:

                  The authorized number of directors of the Corporation shall be a number between two and seven, the exact number to be fixed from time to time by the board of directors. The authorized number of directors shall initially be five until otherwise fixed by the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

         Section 3.9 of the Company's Bylaws shall in its entirely read as follows:

                  At all meetings of the board of directors, a majority of the number of directors currently serving on the board of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation.

         Executed effective as of February 24, 2003.

                                                        /S/ Kathryn Vizas
                                                        -----------------------
                                                        Kathryn Vizas, Secretary